UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-24469

GenVec, Inc.

(Exact name of registrant as specified in its charter)

910 Clopper Road

Suite 220N

Gaithersburg, Maryland 20878

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On June 16, 2017, pursuant to an Agreement and Plan of Merger, dated as of January 24, 2017, by and among the Registrant, Intrexon Corporation, a Virginia corporation (“Intrexon”), and Intrexon GV Holding, Inc., a Delaware corporation and wholly-owned subsidiary of Intrexon (“Merger Sub”), Merger Sub merged with and into the Registrant with the Registrant continuing as the surviving entity and a wholly-owned subsidiary of Intrexon (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENVEC, INC.

Date: June 26, 2017	By:	/s/ DONALD P. LEHR
	Name:	Donald P. Lehr
	Title:	President